CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

January 31, 2013

Nationwide Financial Services, Inc.

One Nationwide Plaza, 1-12-101

Columbus, OH 43215

RE:	Defined Benefit Plan Agreement

Beginning March 1, 2013, Franklin Templeton Investor Services, LLC (“FTIS”) will make payments to Nationwide Financial Services, Inc. (“NFS”), as described below, out of its own resources for Nationwide Financial’s defined benefit clients (each a “DB Client”) that enable them, at their election and in their discretion, to maintain investments in one or more Franklin Templeton Funds.

To qualify for payment of the compensation for the services that are provided by NFS to its DB Clients, NFS (i) represents that it will provide its DB Clients with any disclosures regarding this compensation that might be required by applicable law or regulation, including without limitation ERISA and any related DOL regulations; (ii) represents that NFS’ receipt of this compensation conforms with all applicable federal and state law, including the requirements of any and all self-regulatory organizations of which your firm is or may be a member.

Defined Benefit Plan Fees. The compensation FTIS will pay to NFS under this agreement will be a per annum fee, pro-rated quarterly, equal to [**]% ([**] basis points) per annum of the average daily net asset value of Franklin Templeton Fund shares held by NFS for its DB Clients through NFS “Omnibus Accounts.” This asset based fee shall be computed each off-calendar quarter. The asset based fee for an off- calendar quarter shall become payable upon FTIS’ receipt and good faith acceptance of the reasonable accuracy of the information provided by NFS to FTIS in a separate invoice, or together with any invoice sent by NFS in accordance with the service fees, so long as the invoice accurately separates those assets held in NFS’ Omnibus Account(s) that represent assets held by NFS for its DB Clients from other assets that may be covered and paid on as outlined in Section 7. A. and B. of the Master Shareholder Services Agreement dated October 1, 2007, as amended. Once this asset based fee becomes payable, FTIS will make good faith efforts to deliver payment within thirty (30) days. Payment shall be made in the same manner as payments are made for the service fees under Section 7. A. and B. of the Master Shareholder Services Agreement dated October 1, 2007, as amended, and shall be separate from payments related to redemption proceeds and distributions.

We will not make payments on DB assets in certain Funds designed for institutional investors. Currently, these Funds include:

Templeton Institutional Funds:

Emerging Market Series, CUSIP 880 210 208

Foreign Equity Series (Primary Shares), CUSIP 880 210 505

Foreign Smaller Companies Series, CUSIP 880 210 877

Global Equity Series, CUSIP 880 210 851

Franklin Global Trust:

Franklin Templeton Emerging Market Debt Opportunities Fund, CUSIP 353 533 813

Institutional Fiduciary Trust:

Money Market Portfolio, CUSIP 457 756 500

We also may not make payments on DB assets in future Funds designed for institutional investors.

Please acknowledge acceptance of this letter in the space provided below and return a signed copy at your earliest convenience.

Sincerely,

Franklin Templeton Investor Services, LLC	Accepted and acknowledged by:

Signature	Nationwide Financial Services, Inc.

Stuart Bateman, Senior Vice President
Name & Title:	Signature

Date: ______________	Steven D. Pierce, Associate Vice President
Name & Title:

Date: ______________

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